Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2022

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2022

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	September 30,
	2021	2022
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	12,990	13,105
Short-term bank deposits	44,145	44,157
Prepaid expenses	127	537
Other receivables	142	143
Total current assets	57,404	57,942

NON-CURRENT ASSETS
Property and equipment, net	952	726
Right-of-use assets, net	1,331	1,289
Intangible assets, net	21,704	21,716
Total non-current assets	23,987	23,731
Total assets	81,391	81,673

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	2,757	802
Accounts payable and accruals:
Trade	5,567	5,829
Other	1,227	1,351
Current maturities of lease liabilities	168	151
Total current liabilities	9,719	8,133
NON-CURRENT LIABILITIES
Warrants	1,859	8,156
Long-term loan, net of current maturities	-	8,353
Lease liabilities	1,726	1,507
Total non-current liabilities	3,585	18,016
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	13,304	26,149

EQUITY
Ordinary shares	21,066	27,098
Share premium	339,346	338,841
Warrants	975	1,408
Capital reserve	13,157	13,854
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(305,041)	(324,261)
Total equity	68,087	55,524
Total liabilities and equity	81,391	81,673

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
	2021	2022	2021	2022
	in USD thousands		in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES	(4,923)	(4,369)	(14,340)	(14,199)
SALES AND MARKETING EXPENSES	(247)	(1,317)	(731)	(3,112)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,047)	(1,392)	(3,108)	(3,448)
OPERATING LOSS	(6,217)	(7,078)	(18,179)	(20,759)
NON-OPERATING INCOME (EXPENSES), NET	710	389	(4,068)	2,115
FINANCIAL INCOME	52	109	299	256
FINANCIAL EXPENSES	(261)	(267)	(802)	(832)

NET LOSS AND COMPREHENSIVE LOSS	(5,716)	(6,847)	(22,750)	(19,220)

	in USD		in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.01)	(0.01)	(0.04)	(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	708,473,164	740,767,492	646,427,790	723,805,390

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share		Capital	Other Comprehensive	Accumulated
	Shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2021	9,870	279,241	-	12,322	(1,416)	(277,987)	22,030
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2021:
Issuance of share capital and warrants, net	8,764	39,569	975	-	-	-	49,308
Warrants exercised	2,235	18,967	-	-	-	-	21,202
Employee stock options exercised	5	41	-	(39)	-	-	7
Employee stock options expired	-	233	-	(233)	-	-	-
Share-based compensation	-	-	-	1,104	-	-	1,104
Comprehensive loss for the period	-	-	-	-	-	(22,750)	(22,750)
BALANCE AT SEPTEMBER 30, 2021	20,874	338,051	975	13,154	(1,416)	(300,737)	70,901

	Ordinary	Share		Capital	Other Comprehensive	Accumulated
	Shares	premium	Warrants	reserve	Loss	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2022	21,066	339,346	975	13,157	(1,416)	(305,041)	68,087
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2022:
Issuance of share capital and warrants, net	6,030	(1,008)	433	-	-	-	5,455
Employee stock options exercised	2	12	-	(12)	-	-	2
Employee stock options expired	-	491	-	(491)	-	-	-
Share-based compensation	-	-	-	1,200	-	-	1,200
Comprehensive loss for the period	-	-	-	-	-	(19,220)	(19,220)
BALANCE AT SEPTEMBER 30, 2022	27,098	338,841	1,408	13,854	(1,416)	(324,261)	55,524

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30,
	2021	2022
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Net loss for the period	(22,750)	(19,220)
Adjustments required to reflect net cash used in operating activities (see appendix below)	4,680	(1,337)
Net cash used in operating activities	(18,070)	(20,557)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(70,000)	(36,000)
Maturities of short-term deposits	27,813	36,232
Purchase of property and equipment	-	(74)
Purchase of intangible assets	(35)	(14)
Net cash provided by (used in) investing activities	(42,222)	144

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	49,308	14,359
Exercise of warrants	10,907	-
Employee stock options exercised	7	2
Repayments of loan	(2,502)	(2,832)
Proceeds of long-term loan, net of issuance costs	-	9,126
Repayments of lease liabilities	(145)	(126)
Net cash provided by financing activities	57,575	21,085

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,717)	672
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	16,831	12,990
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(37)	(557)
CASH AND CASH EQUIVALENTS - END OF PERIOD	14,077	13,105

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30,
	2021	2022
	in USD thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	529	467
Exchange differences on cash and cash equivalents	37	557
Fair value adjustments of warrants	4,090	(2,778)
Share-based compensation	1,104	1,200
Warrant issuance costs	-	171
Interest and exchange differences on short-term deposits	(185)	(244)
Interest on loans	245	104
Exchange differences on lease liability	(3)	(233)
Long-term loan issuance costs	-	(556)
	5,817	(1,312)

Changes in operating asset and liability items:
Increase in prepaid expenses and other receivables	(348)	(411)
Increase (decrease) in accounts payable and accruals	(789)	386
	(1,137)	(25)
	4,680	(1,337)
Supplemental information on interest received in cash	77	244

Supplemental information on interest paid in cash	541	307

Supplemental information on warrant issuance costs paid in cash	-	591

Supplemental information on non-cash transactions:
Changes in right-of-use asset	143	123
Warrant issuance costs	-	262

Exercise of warrants (portion related to accumulated fair value adjustments)	10,295	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development of therapeutics, primarily in pre-commercialization and clinical stages, with a focus on the field of oncology.

The Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Capital Market, and its ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”). Each ADS represents 15 ordinary shares.

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately held company incorporated in the United Kingdom, with a focus on the field of immuno-oncology. In April 2022, the Company re-activated BioLineRx USA, Inc., a previously inactive subsidiary incorporated in the US, to engage in pre-commercialization and commercialization activities associated with the potential launch of Motixafortide for stem-cell mobilization in the US.

Although the Company has succeeded in generating significant revenues from a number of out-licensing transactions in the past, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the first half of 2024. However, in the event that the Company does not begin to generate sustainable cash flows from its operating activities in the future, the Company will need to carry out significant cost reductions or raise additional funding.

b.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of September 30, 2022, and for the three and nine months then ended, were approved by the Board of Directors on November 14, 2022, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of September 30, 2022 and for the three and nine months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair statement of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2021 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS. The results of operations for the three and nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities, in the process of applying the Company’s accounting policies. These inputs also consider, among other things, the implications of pandemics and wars across the globe on the Company’s activities, and the resultant effects on critical and significant accounting estimates, most significantly in relation to the value of intangible assets. In this regard, U.S. and global markets are currently experiencing volatility and disruption following the escalation of geopolitical tensions and the ongoing military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict are highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and the capital markets. As of the date of release of these financial statements, the Company estimates there are no material effects of this conflict on its financial position and results of operations.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2021 and for the year then ended.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 – AT-THE-MARKET (“ATM”) SALES AGREEMENT WITH HCW

The Company maintains an ATM facility with H.C. Wainwright & Co., LLC (“HCW”) pursuant to an ATM sales agreement entered into in September 2021. In accordance with the agreement, the Company is entitled, at its sole discretion, to offer and sell through HCW, acting as a sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company has agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. During the nine months ended September 30, 2022, the Company issued a total of 206,324 ADSs under the program for total gross proceeds of approximately $0.3 million. From the effective date of the agreement through the issuance date of this report, 608,651 ADSs have been sold under the program for total gross proceeds of approximately $1.4 million.

NOTE 5- LONG-TERM LOAN

In September 2022, the Company entered into a $40 million loan agreement with Kreos Capital VII Aggregator SCSp (“Kreos Capital”). Pursuant to the agreement, the first tranche of $10 million was drawn down by the Company following execution of the definitive agreement, after completion of certain customary conditions to closing. The remaining $30 million will be made available in two additional tranches subject to the achievement of pre-specified milestones. The tranches are available for drawdown at the Company’s discretion at various time points through October 1, 2024.

Each tranche carries a pre-defined interest-only payment period, followed by a loan principal amortization period of up to 36 months subsequent to the interest-only period. The interest-only periods are subject to possible extension based on certain pre-defined milestones. Borrowings under the financing will bear interest at a fixed rate of 9.5% per annum (~11.0%, including associated cash fees). As security for the loan, Kreos Capital received a first-priority, secured interest in all Company assets, including intellectual property. In addition, Kreos Capital will be entitled to mid-to-high single-digit royalties on Motixafortide sales, up to a pre-defined cap.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – REGISTERED DIRECT OFFERING

In September 2022, the Company completed a registered direct offering of 13,636,365 ADSs at a price of $1.10 per ADS. In concurrent private placements, the Company issued to investors in the offering unregistered warrants to purchase 13,636,365 ADSs. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $1.15 per ADS. In addition, the Company granted to the placement agent in the offering, as part of the placement fee, warrants to purchase 681,818 ADSs. These warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $1.375 per ADS. Gross proceeds from the offering totaled $15.0 million, with net proceeds of $13.5 million, after deducting fees and expenses. The offering consideration allocated to the placement agent warrants amounted to $0.4 million.

The warrants issued to the investors have been classified as a non-current financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The fair value of the warrants is computed using the Black-Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 3.62%, and an average standard deviation of 82.5%. The gross consideration initially allocated to the investor warrants amounted to $9.1 million, with total issuance costs initially allocated to the warrants amounting to $0.8 million.

The fair value of the warrants amounted to $8.1 million as of September 30, 2022, and was based on the then current price of an ADS, a risk-free interest rate of 4.06%, an average standard deviation of 82.8%, and on the remaining contractual life of the warrants.

The placement agent warrants have been classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same assumptions as the investor warrants.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 7 – SHAREHOLDERS’ EQUITY

As of December 31, 2021, and September 30, 2022, the Company’s share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	September 30,
	2021	2022

Authorized share capital	1,500,000,000	2,500,000,000

Issued and paid-up share capital	715,156,008	922,867,375

	In USD and NIS
	December 31,	September 30,
	2021	2022

Authorized share capital (in NIS)	150,000,000	250,000,000

Issued and paid-up share capital (in NIS)	71,515,600	92,286,737

Issued and paid-up share capital (in USD)	21,066,368	27,097,603